UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CERES, INC.

(Name of Subject Company)

CERES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156773400

(CUSIP Number of Class of Securities)

Richard Hamilton

President and Chief Executive Officer

Ceres, Inc.

1535 Rancho Conejo Boulevard

Thousand Oaks, CA 91320

(805) 376-6500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael D. Bryan

James M. Herriott

K&L Gates LLP

134 Meeting Street, Suite 500

Charleston, SC 29401

(843) 579-5661

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Ceres, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on July 1, 2016 (as previously filed with the SEC and as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Roman Merger Sub, Inc., a corporation incorporated under the laws of Delaware (“Purchaser”) and a wholly owned subsidiary of Land O’ Lakes, Inc., a Minnesota cooperative corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a price of $0.40 per share in cash, without interest and less any applicable withholding taxes (the “Common Consideration”), as set forth in the Offer to Purchase, dated July 1, 2016 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Purchaser with the SEC on July 1, 2016. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing and restating the subsection entitled “Legal Proceedings” with the disclosure set forth below:

Following the commencement of the Offer, four putative class action lawsuits were filed challenging the proposed transaction. Three of these actions were filed in the Superior Court of the State of California, County of Los Angeles - Central District: Gary Stryder, Leo Nguyen and Rajesh Joshi, Individually and On Behalf of All Others Similarly Situated v. Ceres, Inc., Land O’Lakes, Inc., Roman Merger Sub, Inc., Cheryl P. Morley, Pascal Brandys, Richard Flavell, Robert Goldberg, and Richard Hamilton, Case No. BC626066 (filed July 5, 2016) (the “Stryder Action”); Knox Varela, On Behalf of Himself and All Others Similarly Situated v. Ceres, Inc., Cheryl P. Morley, Pascal Brandys, Richard Flavell, Robert Goldberg, Richard Hamilton, Land O’Lakes, Inc. and Roman Merger Sub, Inc., Case No. BC626611 (filed July 11, 2016) (the “Varela Action”); and Benjamin Roberts, Individually and On Behalf of All Others Similarly Situated v. Cheryl P. Morley, Pascal Brandys, Richard Flavell, Robert Goldberg, Richard Hamilton, and Ceres, Inc., Case No. BC626808 (filed July 13, 2016) (the “Roberts Action”). One of these actions was filed in the United States District Court for the Central District Court of California, Western Division: George Assad v. Ceres, Inc., Cheryl P. Morley, Pascal Brandys, Richard Flavell, Robert Goldberg, Richard Hamilton, Land O’Lakes, Inc., and Roman Merger Sub, Inc., Case 2:16-cv-05218 (filed July 15, 2016) (the “Assad Action” and collectively, with the Stryder Action, the Varela Action and the Roberts Action, the “Actions”).

The Stryder Action, the Varela Action and the Assad Action name as defendants the Company, the members of the Company Board, Purchaser and Parent. The Roberts Action names as defendants the Company and the members of the Company Board. The Stryder Action, the Varela Action and the Roberts Action generally allege, among other things, that the members of the Company Board breached their fiduciary duties by allegedly failing to maximize stockholder value and agreeing to preclusive deal-protection devices. The Stryder Action and the Varela Action generally allege, among other things, that Parent and Purchaser aided and abetted these alleged breaches of fiduciary duties. The Varela Action and the Roberts Action also allege that the Company’s Schedule 14D-9 omits or misstates certain material information. The Assad Action generally alleges, among other things, that the Company, the members of the Company Board, Purchaser and Parent violated certain provisions of the Securities Exchange Act of 1934 (as amended, the “1934 Act”) and certain of the rules promulgated under the 1934 Act.

The Stryder Action, the Varela Action and the Roberts Action generally seek, among other things: (i) declaration as a class action; (ii) an order enjoining the proposed transactions; (iii) rescission, to the extent implemented, of the Merger Agreement or rescissory damages; and (iv) an award of fees and costs of the action, including attorneys’ and experts’ fees. The Assad Action generally seeks, among other things: (1) an order enjoining the proposed transactions; (2) rescission of the proposed transactions, to the extent consummated; (3) an order to file a Schedule 14D-9 that does not contain any untrue statements of material fact and that states all material facts required or necessary to make the statements contained therein not misleading; (4) a declaration that the Company, the members of the Company Board, Purchaser and Parent violated certain provisions of the 1934 Act and certain of the rules promulgated under the 1934 Act; and (5) an award of fees and costs of the action, including attorneys’ and experts’ fees.

The Company intends to vigorously defend against the Actions and believes the lawsuits are without merit. It is possible that additional similar complaints may be filed in the future. If this does occur, absent new or different allegations which are material, the Company, Parent and Purchaser will not necessarily announce the filing of any similar complaints.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CERES, INC.

By:	/s/ Paul Kuc
Name:	Paul Kuc
Title:	Chief Financial Officer

Dated: July 18, 2016

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